As filed with the Securities and Exchange Commission on September 16, 2005

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM S-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

World Heart Corporation

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Ontario	52-2247240
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7799 Pardee Lane
Oakland, California 94621
Tel:(510) 563-5000
Fax:(510) 563-4800

(Address and telephone number of Registrant’s principal executive offices)

Jal S. Jassawalla
Chief Executive Officer

World Heart Corporation

7799 Pardee Lane

Oakland, CA 94621

(510) 563-5000

(Name, address and telephone number of agent for service)

Copies of communications to:

Kevin Keogh, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

Tel: (212) 819-8200
Fax: (212) 354-8113

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Price Per Share (1, 2)	Proposed Maximum Aggregate Offering Price (1, 2)	Amount of Registration Fee

Common Shares (2)(3)	18,188,889	$1.15	$20,917,222.35	$2,461.96

(1)           Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933 on the basis of the average bid and asked price on the Nasdaq as of September 13, 2005.

(2)           Pursuant to Rule 416, this registration statement also relates to an indeterminate number of additional common shares resulting from stock splits, stock dividends or similar transactions with respect to the common shares being registered hereunder.

(3)           Consists of 18,188,889 shares that the registrant is required to register under the terms of a registration rights agreement among the registrant, MedQuest Products, Inc. (now known as MQP Dissolution, Inc.) and Maverick Venture Management, LLC in connection with the execution of an asset purchase agreement dated as of January 31, 2005 between MedQuest and the registrant and a purchase agreement dated as of January 31, 2005 between Maverick and the registrant in connection with these transactions.

PROSPECTUS

WORLD HEART CORPORATION

18,188,889 Common Shares

This prospectus relates to the resale of up to 18,188,889 common shares (or interests therein as described under “Plan of Distribution”) of World Heart Corporation, incorporated under the laws of the Province of Ontario, that the selling shareholders or their transferees may dispose of from time to time.  The selling shareholders include those holders named in the table entitled “selling shareholders” on page 12 of this prospectus.  The common shares being offered by this prospectus were previously issued to the selling shareholders in unregistered sales of the securities.

In the United States, our common shares trade on the Nasdaq National Market (“NASDAQ”) under the listing symbol “WHRT.”  In Canada, our common shares trade on the Toronto Stock Exchange (“TSX”) under the listing symbol “WHT.”  On September 14, 2005, the last reported sale price for the common shares was U.S.$1.18 on NASDAQ and Cdn$1.41 on the TSX.

We will not receive any proceeds in connection with the common shares disposed of by the selling shareholders or their transferees.

The selling shareholders will pay all brokerage fees and commissions and similar expenses.  We will pay all expenses (except brokerage fees and commissions and similar expenses) relating to the registration of the shares with the Securities and Exchange Commission.

AN INVESTMENT IN COMMON SHARES INVOLVES A HIGH DEGREE OF RISK.  BEFORE PURCHASING ANY COMMON SHARES, YOU SHOULD CONSIDER CAREFULLY THE RISKS DESCRIBED UNDER “RISK FACTORS” BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE COMMON SHARES OR DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You should rely on the information contained in this prospectus or to which we have referred you.  We have not authorized anyone to provide you with information that is different. This prospectus may be used only where it is legal to sell these securities.  The information in this document may only be accurate as of the date of this prospectus.  Information contained in our web site does not constitute part of this prospectus.

Subject to Completion, dated September 16, 2005

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with additional or different information.  If anyone provides you with additional, different or inconsistent information, you should not rely on it.  You should not assume that the information we have included in this prospectus is accurate as of any date other than the date of this prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.  Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus does not constitute an offer to sell or a solicitation of an offer to purchase common shares by any person in any jurisdiction where it is unlawful to make such an offer or solicitation.  The distribution of this prospectus and the offering or sale of the common shares in certain jurisdictions is restricted by law.  This prospectus may not be used for, or in connection with, and does not constitute, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstance in which such offer or solicitation is not authorized or is unlawful.  Persons into whose possession this prospectus may come are required to inform themselves about and to observe such restrictions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). The forward-looking statements contain information that is generally stated to be anticipated, expected or projected by WorldHeart, and involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance of WorldHeart to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of a new product for use in the human body, our potential need for significant additional funding, our need for acceptance from third-party payers, extensive government regulation of our products, and rapid developments in technology, including developments by competitors. Important factors that could cause our actual results to differ materially from those expressed or implied by such forward-looking statements include:

•                  our ability to successfully complete on a timely basis pre-clinical and clinical development of our products;

•                  our ability to successfully integrate technologies or companies, particularly the recent MedQuest Acquisition (as defined below), that we may acquire, from time to time, into our operations;

•                  our ability to obtain and enforce in a timely manner patent and other intellectual property protection for our technology and products;

•                  our ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties’ intellectual property;

•                  decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our products;

•                  our ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products;

•                  the competitive environment and impact of technological change;

•                  the continued availability of capital to finance our activities in the event that we do not achieve profitability; and

•                  other factors we discuss in this prospectus under the heading “RISK FACTORS.”

We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

THE COMPANY

World Heart Corporation’s (referred to in this prospectus as WorldHeart) business is focused on the development, production, sales and support of ventricular assist devices (VADs).  VADs are mechanical assist devices that supplement the circulatory function of the heart be re-routing blood flow through a mechanical pump.  VADs are used for treatment of patients with end-stage heart failure (i.e., patients whose hearts are irreversibly damaged and cannot be treated effectively by medical or surgical means other than transplant).  Bridge-to-transplant therapy involves implanting a VAD in a transplant-eligible patient to maintain or improve the patient’s health until a donor heart becomes available.  Destination therapy is the implanting of a VAD to provide long-term support for a patient not currently eligible for a natural heart transplant (Destination Therapy).

WorldHeart was incorporated in April 1996.  WorldHeart is currently focused on pulsatile and rotary VAD technologies:  the Novacor® LVAS (referred to in this prospectus as Novacor LVAS), WorldHeart’s next-generation VAD, Novacor II and the recently acquired HeartQuest rotary VAD.  The Novacor left ventricular assist system (LVAS) represents WorldHeart’s current generation implantable pulsatile VADs.  WorldHeart’s next-generation implantable pulsatile VAD, Novacor II, is currently under development .  The first animal implant of the Novacor II was completed in July 2005 and we intend to progress pre-clinical testing in animals for 2006.  The Novacor II is being designed to be an affordable, implantable heart assist device to provide long-term pulsatile blood flow to patients suffering from heart failure and to permit the recipient to return to near normal activities.  The HeartQuest rotary VAD is WorldHeart’s smallest device using a magnetically-levitated rotor resulting in a pump with no moving parts subject to wear, which is expected to provide multi-year support.  The HeartQuest rotary VAD is in the advanced development stages of pre-clinical animal and bench testing.  A feasibility clinical trial is expected to be initiated in early 2006.

Novacor LVAS is commercially available as a bridge to transplantation in Europe, the United States and Canada. In Europe, it is also available as an alternative to transplantation and as a bridge to recovery to support patients who may have an ability to recover use of their natural heart.  In Japan, Novacor LVAS is approved for use by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative therapy other than heart transplantation. Novacor LVAS has been implanted in over 1,600 patients worldwide.  In July 2004, we received unconditional approval of our Investigational Device Exemption Supplement for the RELIANT (Randomized Evaluation of the Novacor® LVAS in a Non-Transplant Population) clinical trial (referred to in this prospectus as the RELIANT Trial) from the U.S. Food and Drug Administration (referred to in this prospectus as FDA).  The data from the RELIANT Trial is intended to support a Premarket Approval Supplement (PMA Supplement) that will request a revision to the indication for use of the Novacor LVAS to include end-stage heart failure patients that are ineligible for cardiac transplantation.  Currently, there are 19 centers enrolled in the RELIANT Trial and 17 patients.

On July 29, 2005, WorldHeart acquired the assets of MedQuest Products, Inc. (known now as MQP Dissolution, Inc. and referred to in this prospectus as MedQuest) for a total purchase price of approximately $12.5 million less certain liabilities of approximately $3.0 million pursuant to an asset purchase agreement dated January 31, 2005 (the “MedQuest Acquisition”).  WorldHeart acquired all the assets of MedQuest including the HeartQuest rotary VAD technology and related development programs.

WorldHeart was incorporated by Articles of Incorporation under the laws of the Province of Ontario, Canada, on April 1, 1996.  Our head office is located at 7799 Pardee Lane, Oakland, California, 94621 and our telephone number is (510) 563-5000.  We also have operations at 4750 Wiley Post Way, Suite 120, Salt Lake City, Utah 84116, telephone number 801-355-6255.  World Heart B.V., a wholly owned subsidiary, is located at Cereslan 34, 5384 VT Heesch, Netherlands, and its telephone number is +31-(0)412-487050.  Our registered office in the Province of Ontario is 40 Elgin Street, Suite 1400, Ottawa, Ontario K1P 5K6.  2007262 Ontario Inc., an associated research and development company and wholly-owned subsidiary, is also located in Ottawa, Ontario.

Recent Developments

On January 31, 2005, we announced the signing of a definitive agreement with MedQuest to acquire all the assets of MedQuest.  MedQuest, based in Salt Lake City, Utah, is in the advanced development stages of its rotary VAD, a magnetically levitated centrifugal rotary blood pump.

Also on January 31, 2005, in conjunction with the MedQuest Acquisition, we announced the signing of a purchase agreement with Maverick Venture Management, LLC (referred to in this prospectus as Maverick) for the private placement of approximately 8.9 million common shares of WorldHeart for $12 million (the “Maverick Private Placement”).

On March 21, 2005, we announced that WorldHeart had ceased to be a “foreign private issuer” as defined under the Exchange Act due to the consolidation of WorldHeart’s operations in Oakland, California.  As a result of this change, WorldHeart is now subject to all the reporting requirements of the Exchange Act applicable to a United States domestic issuer.

On June 2, 2005, Richard Juelis was appointed Vice-President, Finance and Chief Financial Officer and on June 9, 2005, John Vajda was appointed Vice President, Manufacturing.

On June 28, 2005, WorldHeart announced that at Yale-New Haven Hospital in Connecticut, a heart-failure patient became the first patient in the United States to be weaned successfully from the Novacor LVAS.

On July 18, 2005, WorldHeart held its annual and special meeting of shareholders and received approval from its shareholders for the issuance of common shares of WorldHeart to MedQuest in connection with the MedQuest Acquisition and the issuance of common shares of WorldHeart to Maverick in connection with the private placement.  The shareholders also approved a reduction of the exercise price from $1.55 to $1.00 of certain warrants of WorldHeart.  Matters related to the WorldHeart employee stock option plan were approved as well as the continuance of WorldHeart under the Canada Business Corporations Act.

On July 19, 2005, WorldHeart announced that all of the outstanding warrants and outstanding debentures issued in World Heart’s 2004 convertible debenture transaction had been tendered in accordance with the terms of two tender offers, one to amend and exchange the warrants and a second tender offer to amend and convert the debentures.

On July 26, 2005, WorldHeart announced that a U.S. patient entered his fifth year of continuous support on a Novacor LVAS.

On July 28, 2005, WorldHeart announced the successful first animal implant of its Novacor II, next generation pulsatile VAD.

On July 29, 2005, we completed the MedQuest Acquisition and the Maverick Private Placement as well as the exercise and conversion of all of the warrants and debentures, respectively, issued by World Heart in 2004 as part of its convertible debenture transaction.  We also named Pratap Khanwilkar as Vice President, Rotary Systems and Business Development.

PRESENTATION OF FINANCIAL AND SHARE INFORMATION

We express all dollar amounts in this prospectus in United States dollars, except where we indicate otherwise.  References to “$” are to U.S. dollars and references to “Cdn$” are to Canadian dollars.

RISK FACTORS

Risk Factors Relating to our Business

We have had substantial losses since incorporation.

Since its founding in 1996, WorldHeart has incurred cumulative losses of approximately $200 million, a significant portion of which relates to the costs of internally developed and acquired technologies. These form the basis for the business of WorldHeart today. Research and development expenses have been reduced in the past two years and are expected to be increased in relation to the completion and regulatory approval of products currently under development, including as a result of the acquisition of the HeartQuest rotary VAD technology. In addition, overall expense levels have been reduced during the past two years, while marketing and sales expenses have increased.

We recently acquired the assets of MedQuest. Since its founding in 1993, MedQuest has generated losses from operations and currently does not have a commercially available revenue-generating product. For the six months ended December 31, 2004, MedQuest had a net loss of $1.9 million, as compared to $2.2 million for the year ended June 30, 2004. We are committed to making significant additional expenditures for the HeartQuest rotary VAD project in fiscal 2005 and subsequent fiscal years, which will likely result in losses from these activities in future periods. These expenditures include costs associated with performing pre-clinical and clinical trials for the HeartQuest rotary VAD, continuing research and development, seeking regulatory approvals and, if we receive these approvals, commencing commercial manufacturing, sales and marketing of the HeartQuest rotary VAD.

We will require significant capital investment to bring future products and product enhancements to market.

Our investment of capital could be significant. Developing our technology, future products and continued product enhancements, including those of the HeartQuest rotary VAD technology, require a commitment of substantial funds to conduct the costly and time-consuming research and clinical trials necessary for such development. If adequate funds are not available when needed, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, potential products or products that we would otherwise seek to develop or commercialize ourselves. The inability to obtain additional financing when needed would likely have a material adverse effect on our business, financial condition and results of operations.

We may be unable to obtain regulatory approvals.

Most countries, including the United States, Canada and countries in Europe, require regulatory approval prior to the commercial distribution of medical devices. In particular, implanted medical devices generally are subject to rigorous clinical testing as a condition of approval by the FDA and by similar authorities in Canada (e.g., Health Canada), and in European and other countries. The approval process is expensive and time consuming. Non-compliance with applicable regulatory requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, government refusal to grant marketing approval for devices, withdrawal of marketing approvals and criminal prosecution. The inability to obtain the appropriate regulatory approvals for our products in the United States, Canada and the rest of the world could have a material adverse effect on our business, financial condition and results of operations.

In the United States, WorldHeart commenced its RELIANT Trial in the second quarter of 2004.  It is expected that data from this trial will support a PMA Supplement, which will be submitted to the FDA for the use of the Novacor LVAS for Destination Therapy.  There can be no assurances based on current enrolment in the RELIANT Trial that we will complete the trial on a timely basis.  In addition, there can be no assurance that if the trial is completed that the FDA will act quickly or favorably in the review of this application to market.

The Novacor II’s first animal implant occurred in July 2005 and we intend to progress pre-clinical testing in animals in 2006. The HeartQuest rotary VAD is expected to commence an initial feasibility clinical trial in early 2006.

There can be no assurance that the FDA, Health Canada or any other regulatory authority will act favorably or quickly in its review of our applications, if and when made, and we may face significant difficulties and costs in obtaining such approvals that could delay or preclude us from selling our next-generation products in the United States, Europe, Canada and elsewhere. Failure to receive, or delays in receiving, such approvals, including the need for extended clinical trials or additional data as a prerequisite to approval, limitations on the intended use of our next-generation products, the restriction, suspension or revocation of any approvals obtained or any failure to comply with approvals obtained could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on a limited number of products.

Our future financial performance depends on the successful sales and marketing of the Novacor LVAS and the development, introduction, customer acceptance and successful sales and marketing of Novacor II and the HeartQuest rotary VAD technology. To date, all of our revenues have resulted from sales of the Novacor LVAS and related technologies. We currently have no clinical data relating to our products under development. Prior to any commercial use, our products currently under development will require significant additional capital for research and development efforts, extensive pre-clinical and clinical testing and regulatory approval.

New product development is highly uncertain and unanticipated developments, clinical and regulatory delays, adverse or unexpected side effects or inadequate therapeutic efficacy could delay or prevent the successful commercialization of the Novacor II and of the HeartQuest rotary VAD. There can be no assurance that we will not experience difficulties that could delay or prevent the commercialization of the Novacor II or of the HeartQuest rotary VAD. Any significant delays in, or premature termination of, clinical trials of our products under development could have a material adverse effect on our business, financial condition and results of operations.

Market acceptance of our technologies and products is uncertain.

The Novacor LVAS and our next-generation Novacor II and HeartQuest rotary VAD represent ventricular assist technologies that must compete with other products as well as with other therapies for heart failure, such as medication, transplants, cardiomyoplasty and total artificial heart devices.

Failure of our products and their underlying technologies to achieve significant market acceptance could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition and technological obsolescence of our products.

In addition to competing with other less-invasive therapies for heart failure, including drugs and pacing, our products will compete with ventricular assist technology being developed and sold by a number of other companies. Competition from medical device companies and medical device subsidiaries of healthcare and pharmaceutical companies is intense and expected to increase.

Some of our competitors have financial, technical, manufacturing, distribution and marketing resources substantially greater than ours. Third parties may succeed in developing or marketing technologies and products which are more effective and more timely than those developed or marketed by us which could render our technology and products non-competitive or obsolete, or we may not be able to keep pace with technological developments or our competitors’ time frames, all of which could have a material adverse effect on our business, financial condition and results of operations.

There are limitations on third-party reimbursement for the cost of implanting our devices.

Individual patients will seldom be able to pay directly for the costs of implanting our devices. Successful commercialization of our products will depend in large part upon the availability of adequate reimbursement for the treatment and medical costs associated with the products from third-party payers, including governmental and private health insurers and managed care organizations. Consequently, we expect that our products will typically be purchased by healthcare providers, clinics, hospitals and other users who will bill various third-party payers, such as government programs and private insurance plans, for the healthcare services provided to their patients.

The coverage and the level of payment provided by third-party payers in the United States and other countries vary according to a number of factors, including the medical procedure, third-party payer, location and cost. In the United States, many private payers follow the recommendations of the CMS, which establishes guidelines for the governmental coverage of procedures, services and medical equipment.

There can be no assurance with respect to any markets in which we seek to distribute our products that third-party coverage and reimbursement will be adequate, that current levels of reimbursement will not be decreased in the future or that future legislation, regulation or reimbursement policies of third-party payers will not otherwise adversely affect the demand for our products or our ability to sell our products on a profitable basis, particularly if the installed cost of our systems and devices should be more expensive than competing products or procedures. The unavailability of third-party payer coverage or the inadequacy of reimbursement could have a material adverse effect on our business, financial condition and results of operations.

We control intellectual property and if we cannot protect our intellectual property, our business could be adversely affected.

Our intellectual property rights, including those recently acquired from MedQuest are and will continue to be a critical component of our success. The loss of critical licenses, patents or trade secret protection for technologies or know-how relating to our current product and our products in development could adversely affect our business prospects. Our business will also depend in part on our ability to defend our existing and future licenses, patents and rights and conduct our business activities free of infringement claims by third parties. We intend to seek additional patents, but our pending and future patent applications may not be approved, may not give us a competitive advantage and could be challenged by others. Patent proceedings in the United States and in other countries may be expensive and time consuming. In addition, patents issued by foreign countries may afford less protection than is available under United States intellectual property law, and may not adequately protect our proprietary information. Our competitors may independently develop proprietary non-infringing technologies and processes that are substantially similar to ours, or design around our patents. Companies in the medical device industry typically obtain patents and frequently engage in substantial intellectual property litigation. Our products and technologies could infringe on the rights of others. If a third party successfully asserts an infringement claim against us, we may be liable for substantial damages, we may be unable to sell products using that technology or we may have to seek a license or redesign the related product. These alternatives may be uneconomical or impossible. Patent litigation could be costly, result in product development delays, and divert the efforts and attention of management from our business.

The validity of any of our critical licenses or patents may be challenged by others, and we could encounter legal and financial difficulties in enforcing our licenses and patent rights against alleged infringers. In addition, others could develop technologies or obtain patents, which would render our patents and patent rights obsolete. Although we do not believe patents are the sole determinant in the commercial success of our products, the loss of a significant percentage of our licenses or patents could have a material adverse effect on our business, financial condition and results of operations.

Claims by competitors and other third parties that our products allegedly infringe the patent rights of others could have a material adverse effect on our business. The medical device industry is characterized by frequent and substantial intellectual property litigation. The cardiovascular device market is characterized by extensive patent and other intellectual property claims. Intellectual property litigation is complex and expensive and the outcome of this litigation is difficult to predict. Any future litigation, regardless of outcome, could result in substantial expense and significant diversion of the efforts of WorldHeart’s technical and management personnel. An adverse determination in any such proceeding could subject us to significant liabilities or require us to seek additional licenses from third parties or pay royalties that may be substantial.

Furthermore, we cannot assure that necessary licenses would be available on satisfactory terms, or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing or selling certain of our products, any of which could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to product liability claims.

Our business exposes us to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of the Novacor LVAS, the Novacor II and the HeartQuest rotary VAD, by device recipients in whom the devices are implanted or by their families. Claims of this nature, if successful, could result in substantial damage awards to the claimants, which may exceed the limits of any applicable insurance coverage held by WorldHeart. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Claims against WorldHeart, regardless of their merit or potential outcome, could also have a material adverse effect on our ability to obtain physician endorsement of our products or to expand our business, which could have a material adverse effect on our business, financial condition and results of operations.

We face risks associated with our manufacturing operations, risks resulting from dependence on third-party manufacturers, and risks related to dependence on sole suppliers.

The manufacture of our products is a complex operation involving a number of separate processes and components. Material costs are high and certain of the manufacturing processes involved are labor-intensive. Achieving continued cost reductions will depend upon our ability to reduce material costs and reduce the time required to complete certain manufacturing processes. The conduct of manufacturing operations is subject to numerous risks, including reliance on third-party manufacturers, unanticipated technological problems and delays. WorldHeart, or any entity manufacturing products or components on our behalf, may not be able to comply with applicable governmental regulations or satisfy regulatory inspections in connection with the manufacture of our products. Failure or delay by WorldHeart or any third-party manufacturer of our products or product components to comply with applicable regulations or to satisfy regulatory inspections could have a material adverse effect on our business, financial condition and results of operations.

We are currently dependent on single-source third-party manufacturers for several of the components used in the Novacor LVAS. We do not have agreements with many of such single-source manufacturers and purchase these components pursuant to purchase orders placed from time to time in the ordinary course of business. We are substantially dependent on the ability of these manufacturers to provide adequate inventories of these components on a timely basis and on favorable terms. These manufacturers also produce components for certain of our competitors, as well as other large customers, and there can be no assurance that such manufacturers will have sufficient production capacity to satisfy our inventory or scheduling requirements during any period of sustained demand, or that we will not be subject to the risk of price fluctuations and periodic delays. Although we believe that our relationships with our manufacturers are satisfactory and that alternative sources for the components we currently purchase from single-source suppliers are currently available, the loss of the services of such manufacturers or substantial price increases imposed by such manufacturers, in the absence of readily available alternative sources of supply, would have a material adverse effect on us. Failure or delay by such manufacturers in supplying components to us on favorable terms could also adversely affect our operating margins and our ability to develop and deliver our products on a timely and competitive basis which could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on key personnel

As a result of the specialized scientific nature of our business, we are dependent on our ability to attract and retain qualified scientific, technical and key management personnel. We face intense competition for such persons and we may not be able to attract or retain such individuals.  Currently, WorldHeart does not have key man insurance for the Chief Executive Officer of WorldHeart or any other executive officers.

In the past MedQuest has depended heavily on the contributions of its President and Chief Executive Officer, and several other principal members of its technical, regulatory and clinical, operating management and staff, many of whom would be difficult to replace. Although the key MedQuest employees became employees of WorldHeart upon completion of the MedQuest Acquisition, there is no assurance that we will be able to retain these individuals.

The price of our shares is highly volatile.

As a one-product, small capitalization biotechnology company, the price of our common shares has been, and is likely to continue to be, highly volatile. Future announcements concerning us or our competitors, quarterly variations in operating results, introduction of new products, delays in the introduction of new products or changes in product pricing policies by us or our competitors, acquisition or loss of significant customers, partners, distributors and suppliers, changes in earnings estimates or our ratings by analysts, regulatory developments, or fluctuations in the economy or general market conditions, among other factors, could cause the market price of our common shares to fluctuate substantially. There can be no assurance that the market price of our common shares will not decline below its current price or that it will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

The stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies. The trading price of our common shares is expected to be subject to significant fluctuations in response to variations in quarterly operating results, announcements of innovations by us or our competitors, general conditions in the industry in which we operate and other factors.  Currently WorldHeart’s common shares are quoted on the NASDAQ and listed the TSX but there can be no assurance that the price fluctuations may result in the delisting of our common shares from one or both exchanges. These fluctuations, as well as general economic and market conditions, may have a material adverse effect on the market price of our common shares.

The issuance of additional common shares could depress the price of our common shares.

If our shareholders sell substantial amounts of our common shares in the public market as a result of the recent completion of the MedQuest Acquisition, Maverick Private Placement and conversion of the debentures and exercise of the warrants, the market price of our common shares could fall. These sales might also make it more difficult for us to sell equity or equity related securities at a time and price that we would deem appropriate. All of the common shares of WorldHeart issued to MedQuest pursuant to the MedQuest Acquisition and to Maverick pursuant to the private placement will be registered pursuant to this registration statement, and following registration will become freely tradable without restrictions or further registration.  The common shares of WorldHeart issued to the holders of the debentures and warrants underlying the debentures and warrants upon conversion and exercise, respectively, are freely tradable without restrictions or further registration, in each case, under the Securities Act, unless the shares are held by an “affiliate” of WorldHeart, as that term is defined under the Securities Act.

Industry consolidation may affect our ability to compete successfully.

Companies in similar businesses are entering into business combinations with one another which may create more powerful or aggressive competitors. There is a risk that we will not be able to compete successfully as future markets evolve and that we may have to pursue additional acquisitions or other business combinations.  Increased competitive pressure could lead to lower sales and prices of our products, and this could harm our business, results of operations and financial condition.

The integration of the WorldHeart and MedQuest operations may be costly and we may fail to successfully effect the integration.

Our ability to realize some of the anticipated benefits of the MedQuest Acquisition will depend in part on our ability to integrate MedQuest’s operations into our current operations in a timely and efficient manner. The integration process will require significant efforts from management. The HeartQuest rotary VAD development will continue to be conducted from the facilities in Salt Lake City, Utah acquired from MedQuest. The integration process may distract management’s attention from the day-to-day business of the combined company. If we are unable to successfully integrate the operations of MedQuest or if this integration process is delayed or costs of integration are higher than expected, our business, operating results and financial condition may be negatively impacted.

The concentration of our capital stock ownership following the completion of the MedQuest Acquisition, Maverick Private Placement and warrant exercise and debenture conversion will limit your ability to influence corporate matters.

As of August 1, 2005, Maverick, directly and indirectly, controls approximately 33% of our issued common shares. Maverick is a limited liability company controlled by Kevin Compton. As such, Maverick will exercise significant influence over all matters requiring shareholder approval, including the election of directors and significant corporate acquisitions such as a merger or other sale of our company or its assets for the foreseeable future. This concentrated control will limit your ability to influence corporate matters, and, as a result, we may take actions that our shareholders do not view as beneficial. As a result, the market price of our common shares could be adversely affected.

USE OF PROCEEDS

All of the common shares of WorldHeart offered for resale under this prospectus are being sold by selling shareholders. We will not receive any proceeds from the disposition of the common shares covered by this prospectus. We have agreed to bear certain expenses of registration of the common shares under Federal and state securities laws which are estimated to be approximately $37,461.96.

PLAN OF DISTRIBUTION

The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling common shares or interests in common shares received after the date of this prospectus from a selling shareholder as a gift, pledge, distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares or interests in common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests in shares:

• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

• block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

• purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

• an exchange distribution in accordance with the rules of the applicable exchange;

• privately negotiated transactions;

• short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the Securities and Exchange Commission (the “SEC”);

• through the settlement of options or other hedging transactions, whether through an options exchange or otherwise;

• broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

• a combination of any such methods of sale; and

• any other method permitted pursuant to applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  The selling shareholders also may transfer the common shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common shares or interests in common shares, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume.  The selling shareholders may also sell common shares short and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities.  The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common shares offered by them will be the purchase price of the common shares less discounts or commissions, if any.  Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents.  We will not receive any of the proceeds from this offering.

The selling shareholders also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common shares or interests in common shares may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the common shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of common shares in the market and to the activities of the selling shareholders and their affiliates.  In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the common shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the common shares offered by this prospectus.

We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the common shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

SELLING SHAREHOLDERS

On July 29, 2005, we completed the MedQuest Acquisition and issued 9,300,000 common shares in consideration for the transaction at $1.35 per share.  Concurrently, we also completed a private placement to Maverick of 8,888,889 common shares at $1.35 per share or an aggregate purchase price of $12 million.

Material Relationships with Selling Shareholders

Prior to the completion of the MedQuest Acquisition and Maverick Private Placement, no selling securityholder has had a material relationship with WorldHeart or any of its affiliates within the past three years.

Pursuant to the purchase agreement with Maverick, Maverick is entitled to nominate two directors to the board of directors of WorldHeart so long as Maverick holds a certain percentage of the issued and outstanding shares of WorldHeart.

In addition, on July 29, 2005, WorldHeart announced the appointment of Pratap Khanwilkar as an officer of WorldHeart.  Mr. Khanwilkar also continues to be a director and officer of MedQuest.

Shares Being Registered

This registration statement is being filed to register a total of 18,188,889 common shares, comprised of 9,300,000 common shares issued to MedQuest and 8,888,889 common shares issued to Maverick.

Of the shares held by MedQuest, 930,000 shares are being held pursuant to an escrow agreement dated as of July 29, 2005 between MedQuest, WorldHeart and CIBC Mellon Trust Company, as escrow agent.  These escrowed shares are to be held in escrow until July 31, 2006 to satisfy payment of any claims made by WorldHeart against MedQuest arising from the asset purchase agreement dated January 31, 2005 between WorldHeart and MedQuest.

The selling shareholders will determine the number of common shares that they actually sell.  This will depend upon a number of factors, including, among other things, the market price of the common shares.  Because the selling shareholders may offer all, some or none of the common shares that they hold, and because the offering contemplated by this prospectus is currently not being underwritten, we cannot estimate the number of common shares that will be held by the selling shareholders upon or prior to the termination of this offering.  For the purposes of the table below, we assume that the selling shareholders will sell all common shares offered under this prospectus.  This is reflected under “Beneficial Ownership After the Offering.”

MedQuest received shareholder approval on July 20, 2005 for an agreement and plan of liquidation and dissolution of MedQuest, under which MedQuest will distribute its assets, in a series of one or more distributions over the next year to its shareholders, including the common shares of WorldHeart received by MedQuest pursuant to the MedQuest Acquisition.

All information as to beneficial ownership of common shares has been furnished by or on behalf of the selling shareholders.  Except as described below, the selling shareholders have sole voting and investment power over the common shares listed in the table.

WorldHeart is authorized to issue (i) an unlimited number of common shares without par value, of which 55,779,550 common shares are issued and outstanding, as at September 15, 2005, and (ii) an unlimited number of preferred shares without par value, issuable in series.  The beneficial ownership information in the table below is based on 55,779,550 common shares.

	Beneficial Ownership Before the Offering		Common Shares	Beneficial Ownership After the Offering
Name	Number of Common Shares	Percentage of Class	Offered Hereby	Number of Common Shares	Percentage of Class
MedQuest Products, Inc. (now known as MQP Dissolution, Inc.) (1)	9,300,000	16.7%	9,300,000	0	0.0%
Maverick Venture Management, LLC (1)	8,888,889	15.9%	8,888,889	0	0.0%
Total	18,188,889	32.6%	18,188,889	0	0%

(1)           Maverick has sole voting and dispositive power over 8,888,889 common shares and is deemed to share voting and dispositive power over the 9,300,000 common shares held by MedQuest by virtue of its controlling interest in MedQuest.

EXPENSES OF THE ISSUE

We will pay the following estimated expenses (not including underwriting discounts and commissions and expenses reimbursed by us) to be incurred in connection with the issuance and distribution of the common shares to which this prospectus relates.  Other than the SEC filing fee, all of these expenses are estimated.

SEC filing fee	$2,461.96
Accounting fees and expenses	$15,000
Legal fees and expenses	$10,000
Printing and engraving expenses	$5,000
Miscellaneous	$5,000
Total	$37,461.96

SHARE CAPITAL

The authorized share capital of WorldHeart consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.  As of September 16, 2005, there are 55,779,550 common shares outstanding and no preferred shares issued and outstanding.

Common Shares

Each common share entitles its holder to one vote at meetings of the shareholders of WorldHeart, except meetings at which only the holders of another class or series of shares are entitled to vote and, subject to the prior rights of holders of any preferred shares, to receive any dividends declared by the board of directors and to receive the property of WorldHeart upon liquidation, dissolution or winding up.  All outstanding common shares and preferred shares are fully paid and non-assessable.

On November 25, 2003, the shareholders of WorldHeart approved an amendment to the Articles of Incorporation of WorldHeart to consolidate our common shares on the basis of one new common share for seven existing common shares.  On December 1, 2003, WorldHeart filed Articles of Amendment effecting the share consolidation.

Preferred Shares

The board of directors has the authority to issue an unlimited number of preferred shares, issuable in series, and to determine prior to any such issuance the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders.  Preferred shares may, at the discretion of the board of directors, be entitled to preference over the common shares and any other shares ranking junior to the preferred shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up.  If any cumulative dividends or amounts payable on return of capital are not paid in full, preferred shares of all issued series would participate ratably in accordance with the amounts that would be payable on such shares if all such dividends were declared and paid in full or the sums which would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be.

On May 24, 2000, WorldHeart and Edwards entered into an exchange agreement pursuant to which Edwards received the right for one year from June 30, 2002 to require WorldHeart to exchange 4,981,128 Series A cumulative participating preferred shares of World Heart Inc. issued to it on June 30, 2000 for an equal number of WorldHeart common shares.  On May 8, 2002, WorldHeart and Edwards amended the exchange agreement to extend the period of time within which Edwards may require the exchange of shares to two years and to extend the commencement date of the exchange window to June 30, 2003.  As consideration for the extension of this period, Edwards agreed that the dividend payable on its preferred shares of World Heart Inc. would be decreased by one percent effective July 1, 2002.

On June 30, 2000, we issued Series A Shares to Edwards Lifesciences (U.S.) Inc. (“Edwards U.S.”) for $20 million that were convertible at Edwards U.S.’s option after June 30, 2006 into 1,374,570 pre-consolidation common shares (representing a per share conversion price of $14.55).  These preferred shares were non-voting except that Edwards could nominate one director of WorldHeart.  These shares were callable for cash at the face amount plus accumulated but unpaid dividends at our option at any time up to June 30, 2007, at which time they were to be mandatorily redeemable for the face amount of $20 million plus accumulated dividends.  Dividends accumulated at 5% per year for the first three years and 10% per year for years four through seven.

On September 22, 2003, WorldHeart and Edwards amended the exchange agreement to shorten the commencement date of the exchange window by one year and Edwards converted 4,981,128 Series A cumulative participating preferred shares of World Heart Inc. into 711,589 common shares on September 22, 2003.

On September 22, 2003, we entered into a conversion agreement with Edwards U.S. that provided that, subject to shareholder approval, WorldHeart would acquire for cancellation the 1,374,570 Series A Shares of WorldHeart held by Edwards U.S. by issuing to Edwards U.S. upon the conversion of those shares, 500,000 common shares of WorldHeart and 1,000,000 warrants, each exercisable for one common share of WorldHeart at Cdn$8.05.

On November 25, 2003, WorldHeart’s shareholders approved an amendment to the Articles of Incorporation of WorldHeart to permit the conversion of 1,374,570 Series A Shares of WorldHeart held by Edwards U.S. into 500,000 common shares and warrants to acquire 1,000,000  common shares at an exercise price of Cdn$8.05 per share, expiring November 27, 2008.  Further to the shareholder approval, on November 26, 2003, WorldHeart filed Articles of Amendment to amend the rights and privileges of the Series A Shares and on November 27, 2003 Edwards U.S. converted its 1,374,570 Series A shares into 500,000 common shares and warrants to acquire 1,000,000 common shares.

DIVIDENDS

To date, we have not paid any dividends on our common shares.  Our policy at the present time is to retain earnings for corporate purposes.  The payment of dividends in the future will depend on the earnings and financial condition of WorldHeart and on such other factors as the board of directors may deem appropriate.

EXPERTS

The consolidated balance sheets of WorldHeart as at December 31, 2004 and December 31, 2003, and the consolidated statements of loss, shareholders’ equity (deficiency) and cash flows for the years ended December 31, 2004, December 31, 2003 and December 31, 2002, have been incorporated herein by reference in reliance upon the report of PricewaterhouseCoopers LLP independent auditors, as indicated in their reports with respect thereto, and included herein in reliance on the authority of that firm as experts in accounting and auditing in giving those reports.  WorldHeart’s lawyers own less than .001% of the issued and outstanding common shares of WorldHeart.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation organized under the laws of the Province of Ontario, Canada.  Several of our directors and the experts named in this prospectus are residents of Canada and a portion of their assets and a portion of our assets are located outside of the United States.  As a result, it may be difficult for investors to effect service of process within the United States upon the directors, controlling persons, officers and experts who are not residents of the United States or to enforce against them judgments of courts of the United States based upon the civil liability under the Federal securities laws of the United States.  McCarthy Tétrault LLP, our Canadian counsel, has advised us that there is doubt as to the enforceability in Canada against WorldHeart or against any of its directors or experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities based solely upon the Federal securities laws of the United States.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act, with respect to the resale of the common shares described in this prospectus.  This prospectus, which constitutes a part of that registration statement, does not contain all of the information contained in that registration statement and its exhibits.  For further information with respect to us and our common shares, you should consult the registration statement and its exhibits.  The registration statement and any of its amendments, including exhibits filed as part of the registration statement or an amendment to the registration statement, are available for inspection and copying through the entities listed below.

WHERE YOU CAN GET MORE INFORMATION

Prior to March 21, 2005, WorldHeart was subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfilled the obligations of these requirements by filing reports with the SEC.  As a foreign private issuer, WorldHeart was exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and its officers and directors and principal shareholders were exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, WorldHeart was not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or promptly as United States companies whose securities are registered under the Exchange Act.  However, WorldHeart filed with the SEC, within six months after the end of each fiscal year, an annual report on Form 20-F or Form 40-F containing financial statements examined and reported on, with an opinion expressed by an independent public accounting firm.  WorldHeart furnished the following types of information to the SEC under cover of Form 6-K:

• material information that WorldHeart otherwise made publicly available in reports it filed with regulatory authorities in Canada;

• material information that WorldHeart filed with the TSX; and

• material information that WorldHeart distributed to its shareholders.

As of March 21, 2005, the board of directors determined that WorldHeart had ceased to be a foreign private issuer and since that date has complied with the filing and reporting obligations under the Exchange Act.

You may read and copy the registration statement, including the related exhibits, the documents incorporated by reference into this prospectus and any document we file with the SEC, without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.  You may also obtain copies of such documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.  Please call the SEC 1-800-SEC-0330 for further information on the public reference room.  In addition, the registration statement and the documents incorporated by reference into this prospectus are publicly available through the web site maintained by the SEC at www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information contained in other documents that we file with it, which means that we can disclose important information by referring to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act (including reports on Form 6-K, if we identify in those reports that they are being incorporated by reference into this prospectus) until we have sold all of the common shares to which this prospectus relates or the offering is otherwise terminated.

•                  our Annual Report on Form 10-KSB/A for the year ended December 31, 2004;

•                  our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2005;

•                  our Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2005;

•                  our Definitive Proxy Statement relating to our 2004 annual and special meeting of shareholders filed on June 20, 2005;

•                  our Report on Form 6-K furnished to the SEC on February 1, 2005; and

•                  our Reports on Form 8-K furnished to the SEC on March 23, 2005, April 11, 2005, April 28, 2005, May 18, 2005, June 2, 2005, June 20, 2005, June 29, 2005, July 19, 2005, July 21, 2005, August 2, 2005, Aug 8, 2005

Each of these filings is available in electronic format, through the SEC’s website at www.sec.gov.  You may also request a copy of these filings, at no cost, by writing or telephoning us.  Any requests should be directed to:

Richard Juelis
Vice President, Finance and Chief Financial Officer
World Heart Corporation
7799 Pardee Lane
Oakland, California 94621
(510) 563-5000

LEGAL MATTERS

The validity of the common shares offered hereby will be passed upon by McCarthy Tétrault LLP, Ottawa, Canada.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.  Indemnification of Directors and Officers.

The Business Corporations Act (Ontario) (the “OBCA”) permits a corporation to indemnify a director or officer against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which such director or officer is made a party by reason of his or her status as a director or officer where the director or officer acted honestly and in good faith with a view to the best interests of the corporation, and in the case of a criminal or administrative action or proceeding enforced by monetary penalty, the director or officer had reasonable grounds for believing that his or her conduct was lawful.  The OBCA requires WorldHeart to so indemnify such director or officer who has been substantially successful on the merits of his or her defense of such action or proceeding.

WorldHeart’s By-laws provide that WorldHeart shall indemnify present and former directors and officers of WorldHeart and any person who acts or who has acted at WorldHeart’s request as a director or officer of a body corporate of which WorldHeart is or was a shareholder or creditor, and may indemnify any person made a party or threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, or administrative, by reason of the fact that such person is or was a shareholder or creditor, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred by such person in any civil, criminal and administrative proceeding to which he is made a party by reason of such position, if such person (i) acted honestly and in good faith with a view to the best interests of WorldHeart and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful, unless the same are incurred by his own willful neglect or default; provided that nothing in the By-laws shall relieve any director or officer of any liability imposed upon him by the OBCA, and otherwise to the extent permitted by the OBCA.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 9.  Exhibits.

Exhibit Number	Description of Documents
4.1	Form of Common Share Certificate (Incorporated by reference to Exhibit 4.1 to World Heart Corporation’s Registration Statement on Form F-3 Commission File No. 333-111512)

4.2

Registration Rights Agreement between World Heart Corporation, Maverick Venture Management, LLC and MedQuest Products, Inc. (now known as MQP Dissolution, Inc.) dated as of July 29, 2005 (Incorporated by reference to Exhibit 4.1 of World Heart Corporation’s Quarterly Report on Form 10-QSB filed on August 9, 2005)

4.3

Purchase Agreement between World Heart Corporation and Maverick Venture Management, LLC dated as of January 31, 2005 (Incorporated by reference to Exhibit 3 to World Heart Corporation’s Report on Form 6-K dated February 1. 2005)

4.4

Asset Purchase Agreement between WorldHeart and MedQuest Products, Inc. (now known as MQP Dissolution, Inc.) dated as of January 31, 2005 (Incorporated by reference to Exhibit 2 to World Heart Corporation’s Report on Form 6-K dated February 1, 2005)

5.1	Opinion of McCarthy Tétrault LLP as to the legality of the common shares being registered hereby

23.1	Consent of Independent Accountants

23.2	Consent of McCarthy Tétrault LLP (included in their opinion filed as Exhibit 5.1 hereto)

24.1	Power of Attorney (included on signature page of this Registration Statement)

Item 10.  Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)           For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)           For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakland, State of California, on the 16th day of September, 2005.

WORLD HEART CORPORATION

By:		/s/ A. Richard Juelis
	Name:	A. Richard Juelis
	Title:	Vice President, Finance and
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jal S. Jassawalla and A. Richard Juelis, and each of them severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name and place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title

By:	/s/ Jal S. Jassawalla	Chief Executive Officer
Name: Jal S. Jassawalla
Date: September 16, 2005

By:	/s/ A. Richard Juelis	Chief Financial Officer
Name: A. Richard Juelis		(Principal Financial Officer and Principal
Date: September 16, 2005		Accounting Officer)

By:	/s/ C. Ian Ross	Chairman of the Board of Directors
Name: C. Ian Ross
Date: September 16, 2005

By:	/s/ Robert J. Majteles	Director
Name: Robert J. Majteles
Date: September 16, 2005

By:	/s/ William C. Garriock	Director
Name: William C. Garriock
Date: September 16, 2005

By.	/s/ D. Mark Goudie	Director
Name: D. Mark Goudie
Date: September 16, 2005

By:	/s/ John F. Carlson	Director
Name: John F. Carlson
Date: September 16, 2005

EXHIBIT INDEX

Exhibit Number	Description of Documents

4.1	Form of Common Share Certificate (Incorporated by reference to Exhibit 4.1 to World Heart Corporation’s Registration Statement on Form F-3 Commission File No. 333-111512)

4.2

Registration Rights Agreement between World Heart Corporation, Maverick Venture Management, LLC and MedQuest Products, Inc. (now known as MQP Dissolution, Inc.) dated as of July 29, 2005 (Incorporated by reference to Exhibit 4.1 of World Heart Corporation’s Quarterly Report on Form 10-QSB filed on August 9, 2005)

4.3

Purchase Agreement between World Heart Corporation and Maverick Venture Management, LLC dated as of January 31, 2005 (Incorporated by reference to Exhibit 3 to World Heart Corporation’s Report on Form 6-K dated February 1. 2005)

4.4

Asset Purchase Agreement between WorldHeart and MedQuest Products, Inc. (now known as MQP Dissolution, Inc.) dated as of January 31, 2005 (Incorporated by reference to Exhibit 2 to World Heart Corporation’s Report on Form 6-K dated February 1, 2005)

5.1	Opinion of McCarthy Tétrault LLP as to the legality of the common shares being registered hereby

23.1	Consent of Independent Accountants

23.3	Consent of McCarthy Tétrault LLP (included in their opinion filed as Exhibit 5.1 hereto)

24.1	Power of Attorney (included on signature page of this Registration Statement)